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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sumo Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 2101
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-431-0014
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 1702 (Address) Chicago (City) IL (State) 60604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Superson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SUMO Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/17

Signature

Director

Title

Notary Public

This report **contains (check all applicable boxes):

X (a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sumo Capital, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2016

(Filed pursuant to SEC Rule 17a-5)

Sumo Capital, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2016

Page

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Sumo Capital, LLC

We have audited the accompanying statement of financial condition of Sumo Capital, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Sumo Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sumo Capital, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.



Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 27,2016

Sumo Capital, LLC
(An Illinois limited Liability Company)
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash and cash equivalents	$ 62,519
Due from broker dealer	11,914,687
Securities owned:	
Equity securities at fair value	401,750,685
Options at fair value	90,872,720
Debt	477
Total securities owned at fair value	$492,623,882
Accrued interest, dividend, short stock & CMD	4,051
Prepaid Expense	26,566
Exchange Memberships	237,800
Office Lease Security Deposit	14,936
Fixed assets net of depreciation	247,973
Investment in preferred stock	10,000
Total assets	$505,142,414
Liabilities	
Securities sold, not yet purchased at fair value:	
Equity securities	67,430,253
Options	429,816,132
Total securities sold, not yet purchased at fair value	497,246,385
Open Trade Equity	103,633
Accrued interest, dividend, short stock & CMD payable	357,036
Other accrued expenses	518,148
Total liabilities	$ 498,225,202
Member's equity	6,917,212
Total liabilities and member's equity	505,142,414

The accompanying notes are an integral part of these financial statements.

Sumo Capital, LLC
(An Illinois limited liability Company)
Notes to the Financial Statements
December 31, 2016

NOTE 1 Nature of Business

SUMO Capital, LLC. (The "Company"), An Illinois limited liability company was formed on January 10, 2008. The business of the Company is to engage in the speculative trading of equities, index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Option Exchange ("CBOE"). The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner.

NOTE 2 Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad based indexes, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial margin) in an amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are generally equal to the daily changes in the contract value and are recorded as unrealized gain or loss. The Company recognizes a realized gain or loss when a futures contract is closed.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.

Securities Valuation: Securities owned and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ASC 820 Fair Value Measurement and Disclosures ASC 820 see Note 7.
Open trade equity in futures are recorded at fair value in accordance with ASC 820 and recorded as receivable from broker-dealers.

Stock and memberships in exchanges: The Company's stock and memberships in exchanges owned, which

represent ownership interests in exchanges and provide the right to conduct business on such exchanges, are recorded at cost, or if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value occurred in 2016.

Stock in exchanges not held for operating purposes is carried at fair value and is included in securities owned in the statement of financial condition. Gains and losses on stock and memberships in exchanges are computed based upon specific identification.

Receivable from and Payable to Broker-Dealers
Receivable from and payable to Broker-Dealers represents cash margin as well as net receivables and payables arising from unsettled trades due to short term nature the amounts recognized approximate fair value.

Income Taxes
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2016.

Statement of Cash Flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Management determined that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

NOTE 3 Derivative Financial Instruments and Off Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that includes exchange-traded futures and futures options contracts equity and index options and short stocks. All derivative instruments are held for trading

purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company investments and derivatives are all held at Goldman Sachs Execution and Clearing LP. (GSEC) at December 31, 2016. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In managements opinion market risk is substantially diminished when all financial instruments are aggregated.

NOTE 4 Clearing Agreements

The Company has Joint Back Office JBO clearing agreement with GSEC. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement the Company has invested $10,000 in the preferred equity of GSEC. The Company's interest in GSEC is reflected in other asset in the statement of financial condition.

Under the rules of the Chicago Board Option Exchange the agreement requires that the Company maintains minimum net liquidating equity of $1.0 million with GSEC exclusive of its preferred interest investment.

NOTE 5 Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the

transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level I Inputs Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level II Inputs Valuation is based on other than quoted prices that are observable for substantially the full term of the asset or liability either directly or indirectly. Level II assets include quoted prices for similar assets or liabilities in active markets quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable such as models or other valuation methodologies.

Level III Inputs Valuation is based on unobservable inputs for the valuation of the asset or Liability. Level III assets include investments for which there is little if any market activity. These inputs require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund. Certain swap contracts are cleared at designated clearing organizations or central counterparties rather than remaining bilateral agreements; however, the designated clearing organizations or central counterparties generally utilize pricing models to price these cleared swaps. Generally, the inputs for models to value swaps do not have a material amount of subjectivity. Pricing inputs, such as relevant interest rates and yield curves, are observed from actively quoted markets.
Private placements for which there is no ready market are recorded at fair value as determined by management. Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment was sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable including financial statements provided by management of the operating company in which the Company has invested. Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.
The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2016:

Assets	Level I	Level II	Level III	Total
Due to Broker Dealer	11,914,687			11,914,687
Common Stock	401,750,685			401,750,685
Options	90,872,721			90,872,721
Debt	477			477
Total Assets	504,538,570	0	0	504,538,570
Liabilities				
Securities sold, not yet purchased				
Common Stock	429,816,132			429,816,132
Options	67,430,253			67,430,253
Futures OTE	103,633			103,633
Total Liability	497,350,018	0	0	497,350,018

NOTE 6 Regulatory

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2016, the Company had net capital of $2,642,325 which was $2,542,325 in excess of its required net capital.

In the normal course of business the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However the Company is unable to predict the outcome of these matters.

NOTE 7 Derivative Financial Instruments Guarantees and Concentrations of Credit Risk

In the normal course of business the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives.

Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company.
These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions among them are the size and composition of the positions held interest rates and market volatility. The time period in which options may be exercised the market value of the underlying instrument and the exercise price affect market risk.
The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market.

To minimize these risks the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

The Company maintains certain cash deposits with financial institution. On occasion these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Note 8 Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of equity options and options on futures. As market maker and liquidity provider in various markets the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized and unrealized gain loss associated with these derivatives is recorded on the statement of operations. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under GAAP.

As of December 31, 2016 and for the year then ended the Company's derivative activities had the following impact on the statement of financial condition:

Marketable Securities	Asset FMV	Long Notional Value	Liability FMV	Short Notional Value
Long Equity Options	90,872,720	1,554,915,257		
Equity Options Sold, not yet Purchased			429,816,132	1,747,137,603
Futures Open Trade		147,988,493	103,633	28,080
Common Stock sold, not yet purchased			67,430,253	

Note 9 Due to/ from Broker-Dealers

Receivables from broker-dealers as of December 31, 2016 consist of the following:

Broker-dealer $11,811,053

The amount receivable from/ payable to broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2016, substantially all assets of the Company are deposited with the clearing broker.

Payables to clearing broker relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 10 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 11 Related Parties

The Company is 99% owned by SC Group, LLC; an Illinois Limited Liability Company. Sumo Capital, LLC pays all of their direct expenses associated with their proprietary trading activities. The Company during the year engaged in the transactions with the following related parties: Sailfish Systems LLC, Trinity Executions LLC and Elm Tree Group LLC. Sailfish Systems LLC was paid $1,853,037, Elm Tree Group LLC was paid $242,141 and Trinity Executions LLC was paid 10,574 by Sumo Capital LLC in 2016.

NOTE 12 Subsequent Events

Management has evaluated subsequent events through February 28, 2017, the date the financial statements were issued.